FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 01 October, 2019

                                         EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 01 October 2019
Batch Filing

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	6 September 2019	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	10 September 2019	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement date	12 September 2019	entitled	Director/PDMR Shareholding
Exhibit	99.4	Stock Exchange announcement date	16 September 2019	entitled	Director/PDMR Shareholding

Exhibit 99.1:

RNS Number : 5577L
Unilever PLC
06 September 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President, Unilever, South Asia and Chair and Managing Director, Hindustan Unilever (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£52.32	8,960
e)	Aggregated information - Volume - Total	8,960 £468,787.20
f)	Date of the transaction	2019-09-05
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 8721L
Unilever PLC
10 September 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£51.68	3
e)	Aggregated information - Volume - Total	3 £155.04
f)	Date of the transaction	2019-09-09
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.3:

RNS Number : 1045M
Unilever PLC
12 September 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Reinvestment of dividend under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£49.22	3
e)	Aggregated information - Volume - Total	3 £147.66
f)	Date of the transaction	2019-09-11
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.4:

RNS Number : 5168M
Unilever PLC
16 September 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           35.9946 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           210.1038 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	35.9946
		£49.625	210.1038
e)	Aggregated information - Volume - Total	246.0984 £10,426.40
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           A restricted stock award of 15,051 conditional shares.
●           A transition award of 36,361 of conditional shares. This transition award will vest in four equal tranches (25%) starting in February 2020 and is subject to Unilever's performance.

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	15,051
		$0.00	36,361
e)	Aggregated information - Volume - Total	51,412 $0.00
f)	Date of the transaction	21/06/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           272.917 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)
●           112.136 shares (Dividend equivalents earned on Restricted Stock awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$61.54	385.053
e)	Aggregated information - Volume - Total	385.053 $23,696.16
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           42.9126 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           42.2564 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	42.9126
		$61.54	42.2564
e)	Aggregated information - Volume - Total	85.169 $2,600.46
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President North America (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           41.1225 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	41.1225
e)	Aggregated information - Volume - Total	41.1225 $0.00
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           41.4001 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           115.6115 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           111.2871 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           85.9136 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	157.0116
		£49.625	197.2007
e)	Aggregated information - Volume - Total	345.2123 £9,786.08
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	Chief Operating Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           46.7978 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           63.5750 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           61.0785 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           189.4394 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	110.3728
		£49.625	250.5179
e)	Aggregated information - Volume - Total	360.8907 £12,431.95
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           212.7129 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           282.2612 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           196.5610 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           4.8991 shares (reinvestment of dividend on (freely transferable) shares)
●           0.05357 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	494.9741
		£49.625	201.51367
e)	Aggregated information - Volume - Total	696.48777 £10,000.12
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           41.4001 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           76.0423 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           72.4675 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           268.5666 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	117.4424
		£49.625	341.0341
e)	Aggregated information - Volume - Total	458.4765 £16,923.82
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	President Home Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           23.1234 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           2.6632 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	23.1234
		£49.625	2.6632
e)	Aggregated information - Volume - Total	25.7866 £132.16
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President South Asia (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           22.3647 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           83.7902 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           80.8814 shares (Dividends equivalent earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           347.7401 shares (reinvestment of dividend on (freely transferable) shares)
●           2.27651 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	106.1549
		£49.625	430.89801
e)	Aggregated information - Volume - Total	537.05291 £21,383.31
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           113.5643 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	113.5643
e)	Aggregated information - Volume - Total	113.5643 £0.00
f)	Date of the transaction	11/09/2019
g)	Place of the transaction	London Stock Exchange - XLON